MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, BOSTON, MASSACHUSETTS 02199-7618

(617) 954-5000

December 9, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     Registration Statement on Form N-14 by MFS® Variable Insurance Trust II

Ladies and Gentlemen:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of MFS Investors Growth Stock Series (“Investors Growth Stock Series”), a series of MFS Variable Insurance Trust, with MFS Massachusetts Investors Growth Stock Portfolio (“Massachusetts Investors Growth Stock Portfolio”), a series of MFS Variable Insurance Trust II, pursuant to which Massachusetts Investors Growth Stock Portfolio will acquire all of the assets and liabilities of the Investors Growth Stock Series (the “Reorganization”). The Registration Statement includes a shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy card which are proposed to be used by the Investors Growth Stock Series in connection with the Investors Growth Stock Series’ Special Meeting of Shareholders expected to be held on March 19, 2015. It is intended that definitive proxy materials be mailed to shareholders of the Investors Growth Stock Series in January, 2015.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-6765 or James Goundrey at (617) 954-7284.

Very truly yours,

/S/ JOHNATHAN C. MATHIESEN
Johnathan C. Mathiesen
Assistant Vice President &
Associate Counsel

JCM

Enclosures